Contact

www.linkedin.com/in/heather-denniston (LinkedIn)
www.graysonandgraham.com (Company)

Top Skills

Investor Relations
Human Capital Management
Acquisition Integration

Honors-Awards

Academic Honor Society

Heather Denniston

President & Co-Founder at LUDEX, LLC
Greater Chicago Area

Summary

Human Capital and Strategy Executive with experience in both small entrepreneurial firms and large Fortune 500 companies. Demonstrated expertise in building successful teams and implementing business strategies that consistently exceed expectations and deliver bottom line results. Adept at developing, managing, and retaining talent within organizations as well as working with senior executives to develop strategic human capital initiatives.

Experience

LUDEX
3 years 3 months

Co-Founder & President
August 2023 - Present (8 months)
Chicago, Illinois, United States

Founding Partner, Strategy | Operations
January 2021 - August 2023 (2 years 8 months)
Chicago, Illinois, United States

Heather is a founding partner leading strategy and operations for LUDEX.
As a seasoned executive who has served in leadership roles at small to mid-sized firms, both in the technology start-up space and private-equity-owned enterprises, she brings her passion and expertise to the LUDEX team. As founder and CEO of the human capital and consulting firm Grayson & Graham, she identified and placed executive leadership for PE-run firms and was a part of leadership focused on scaling growth companies. With a diverse background in strategy with a focus on human capital, Heather is dedicated to using technology as a means to streamline operations and provide better, more efficient tools for card collectors. With a respect for the hobby, Heather hopes to give the power to collectors of all ages and push the boundaries of what was thought possible.
As Chief Operating Officer Heather collaborates with CEO in driving organizational vision, operations, strategy, and human capital needs. She is

responsible for translating strategy into actionable goals, overseeing business performance, professional development, and compliance.

The Giving Project
President and Executive Director (Volunteer Role)
December 2019 - Present (4 years 4 months)
Greater Chicago Area

Governors State University
Adjunct Professor
January 2021 - January 2022 (1 year 1 month)

Northwestern University
Adjunct Faculty and University Supervisor (Part-time)
August 2018 - September 2019 (1 year 2 months)

Grayson & Graham, a Boutique Recruiting and Consulting Firm
CEO and Executive Recruiter
November 2011 - September 2019 (7 years 11 months)
Chicago, IL

Grayson & Graham is a Boutique Recruiting and Consulting Firm

Tegrant Corporation
Head of Corporate Talent Acquisition
April 2009 - December 2011 (2 years 9 months)

HJD Consulting
Human Resources Consultant
2000 - 2009 (9 years)

Served a variety of clients in a wide range of HR capacities. Clients included: Equity Office Properties (via RSM, McGladrey), W.M. Wrigley Corporation and Tegrant Corporation (via WGI).

Perfect Access, A Kaplan Professional Company
Corporate Director of Human Resources
January 1997 - June 1999 (2 years 6 months)

Originally dba CRN, Perfect Access is a software consulting company, with a primary focus in the legal industry.

The Bradford Group
HR Generalist

1996 - 1997 (1 year)

Education

Northwestern University

Master of Arts - MA, Counseling Psychology

DePaul University

Bachelor’s Degree, Industrial and Organizational Psychology

Governors State University

Doctor of Philosophy - PhD (abd) · (2018 - 2023)